Exhibit 99.2
Jilin Chemical Industrial Company Limited
Report of the Board of Directors
I. Operating Results
     In 2005, the Company strived to minimize the negative effect of the significant mismatch of gasoline and diesel prices with crude oil price and worked hard to meet its production and sales targets.
     For the year ended December 31, 2005, in accordance with the generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”), the Company’s revenue from its principal operations was RMB30,390.29 million, an increase of 8.9% from that of 2004. In accordance with the International Financial Reporting Standards ( the “IFRS”), the Company’s turnover was RMB33,703.78 million, an increase of 5.8% as compared to 2004. In accordance with the PRC GAAP and IFRS, the Company’s net loss for 2005 was RMB762.48 million and RMB733.33 million, respectively, as compared to the net profit of RMB2,573.76 million and RMB2,544.51 million, respectively, for 2004. The loss for 2005 was primarily due to the significant mismatch between the low gasoline and diesel prices and the high crude oil price.
     In 2005, in accordance with the PRC GAAP, the revenue generated by petroleum products that individually account for more than 10% of the Company’s principal operations revenue was RMB15,355.63 million, representing 50.5% of the principal operations revenue. The corresponding cost of sales was RMB17,018.14 million, with a gross profit margin of -10.8%. The revenue generated by the sale of petrochemical and organic chemical products was RMB12,876.79 million, representing 42.4% of the principal operations revenue. The corresponding cost of sales was RMB10,746.35 million, with a gross profit margin of 16.5%.
II. Results of Operations (in Accordance with the PRC GAAP)
     In 2005, the revenue from the principal operations was RMB30,390.29 million, an increase of RMB2,487.50 million as compared to 2004. The increases in revenues from petroleum products, petrochemical and organic chemical products and synthetic rubber products are RMB1,279.13 million, RMB1,132.96 million and RMB142.57 million, respectively.
     1. The revenue from sale of petroleum products increased 9.1%, from RMB14,076.50 million in 2004 to RMB15,355.63 million in 2005. The increase was primarily due to:
(1)	crude oil processed increased by 6.4%, from 6,410,000 tons in 2004 to 6,820,000 tons in 2005;

(2)	sales of diesel increased by 9.5%, from 2,740,000 tons in 2004 to 3,000,000 tons in 2005; and

(3)	the quantity of petroleum products sold in 2005 was 4,900,000 tons, a decrease of 10.5% from that of 2004, while the weighted average sale price was RMB3,136 per ton, an increase of 21.8% as compared to that of 2004.
     2. The revenue from sales of petrochemical and organic chemical products increased by 9.6%, from RMB11,743.83 million in 2004 to RMB12,876.79 million in 2005. The primary reason for the increase was the increase of crude oil price in international markets and the increase of domestic demand for petrochemical products, which led to a significant increase of the petrochemical product prices in domestic markets. The weighted average price for petrochemical and organic chemical products of the Company increased by 10% in 2005 as compared to 2004, while there was no significant change in the sales volume between 2004 and 2005.
     3. The revenue from sale of synthetic rubber products increased by 10%, from RMB1,416.85 million in 2004 to RMB1,559.42 million in 2005, primarily due to the 18.4% increase of the weighted average price of such products as compared to 2004.
     In 2005, the Company’s finance expenses were RMB116.17 million, a decrease of 58.1% as compared to 2004, primarily due to the Company’s enhanced capital management and repayment of interest-bearing debts.
     In 2005, the Company’s investment income was RMB15.60 million, a decrease of 61.5% as compared to 2005, primarily due to the decrease in the profits generated by the Company’s joint ventures and associated companies.
     In 2005, the Company’s minority interests were RMB260,000, as compared to RMB16.52 million in 2004. The primary reason for such decrease was the reduction in the losses by the Company’s controlled subsidiaries as compared to 2004.
     For the foregoing reasons, the Company’s net loss for 2005 was RMB762.48 million, as compared to the net profit of RMB2,573.76 million in 2004.

     III. Results of Operations of the Company’s Main Controlled Subsidiaries and Companies in Which the Company Had Equity Interests

				Total Assets as of	Net Profit as of
		Primary Products and	Registered Capital	December 31, 2005	December 31, 2005
Company Name	Economic Character	Services	(RMB10,000)	(RMB10,000)	(RMB10,000)
Jilin City Songmei Acetic Co., Ltd.	Sino-foreign cooperative joint venture	Manufacturer of acetic acid	7,200	17,143	64
Jilin Jihua Jianxiu Company Limited	Equity joint venture	Machinery repair and installation	4,520	11,710	41
Jilin Lianli Industrial Co., Ltd.	Equity joint venture	Primary businesses: Production, processing, manufacture, design and consultation Supplemental businesses: wholesale, retail and labor services	4,221	9,881	362
Jilin Province BASF JCIC NPG Co., Ltd.	Sino-foreign equity joint venture	NPG	15,000	20,899	3,470
IV. Capital Expenditure
     In 2005, the Company’s actual capital expenditure was RMB302.08 million, a decrease of RMB138.35 million as compared to 2004, mainly spent on projects such as the technological upgrade of the big ethylene cracking furnace and the solution for the hidden safety problems in the rubber dehydrator system.
V. Financial Conditions
     As of December 31, 2005, in accordance with the PRC GAAP, the Company’s total assets are RMB12,747.33 million, a decrease of 11.4% as compared to 2004, primarily due to the minimization of capital reserve and production capital in the inventories in order to reduce the outstanding credit facilities and financial expenses, on the one hand, and the enhanced sales and marketing efforts to maximize the profit, resulting in a significant decrease in inventories, on the other hand. The shareholders’ equity was RMB5,093.07 million, a decrease of 13.0% as compared to 2004, primarily due to the Company’s loss. The Company’s long-term liabilities were RMB635.40 million, a decrease of 29.1% as compared to 2004, primarily due to the Company’s repayments of loans. Cash and cash equivalent decreased by RMB5.78 million as compared to 2004, primarily due to the increase of crude oil purchase cost resulting from the increase in crude oil price, as well as the decrease in accounts receivable collection resulting from the scheduled biannual production facility maintenance.
VI. Board of Directors Performance

     During the period covered by this Report, the Company’s Board of Directors held a total of eight meetings including three meetings by written resolutions. The relevant details are set forth below:
1)	On March 17, 2005, the Board of Directors considered and passed 17 resolutions including the 2004 Annual Report and the 2004 Audited Financial Report.

2)	On April 19, 2005, the Board of Directors considered and passed four resolutions approving the 2005 First Quarter Report and the amended Articles of Association.

3)	On June 28, 2005, the Board of Directors nominated Yang Dongyan, Xiang Ze and Li Congjie as director candidates and Wang Jianrong and Xue Feng as supervisor candidates.

4)	On August 12, 2005, the Board of Directors elected Ms. Yang Dongyan as the Vice Chairman of the Board and approved the Company’s interim financial report for 2005 and other 11 proposals.

5)	On October 28, 2005, the Board of Directors passed five resolutions including approving the 2005 Third Quarter Report.

6)	On November 6, 2005, the Board of Directors passed five resolutions including approving the establishment of the Independent Committee, the appointment of the domestic and overseas independent financial advisors and the financial advisor for the Board of Directors.

7)	On January 23, 2006, the Board of Directors nominated Mr. Shen Diancheng as director candidate.

8)	On March 10, 2006, the Board of Directors elected Mr. Shen Diancheng as the Chairman of the Board and accepted the resignations from Mr. Wang Peirong, Mr. Lü Yanfeng, Mr. Zhou Henglong and Ms. Fanny Li as independent directors.
VII. Profit Appropriation Plan
     For the year ended December 31, 2005, the Company’s net loss as audited in accordance with the PRC GAAP was RMB762.48 million. The accumulated loss at the beginning of 2005 and as of December 31, 2005 was RMB702.52 million and RMB1,462.82 million, respectively, in accordance with PRC GAAP. The Company’s net loss as audited in accordance with the IFRS was RMB733.33 million. The accumulated loss at the beginning of the year and as of December 31, 2005 was RMB605.87 million and RMB1,336.05 million, respectively, in accordance with IFRS. The Company has no profit to distribute for 2005. In view of the Company’s financial condition in 2005, the Board of Directors proposes that no year-end dividend be distributed for 2005 and no surplus be converted for the increase of the Company’s capital. Such Profit Appropriation Plan shall be submitted to the Company’s 2005 annual general meeting for shareholders’ review and approval.

VIII. Development of Project Chunhui
     On October 28, 2005, PetroChina officially launched “Project Chunhui”, a takeover offer for the Company’s PRC-listed shares (the “A Shares”) and overseas-listed shares (the “H Shares”). With the development of Project Chunhui, the Company’s H shares, American Depositary Shares (the “ADSs”) and A shares were delisted from The Stock Exchange of Hong Kong Limited, the New York Stock Exchange, Inc. and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006, respectively. As of May 26, 2005, PetroChina acquired 184,227,550 A shares and 922,833,976 H shares (including the ADSs representing the H Shares) and the total number of shares of the Company held by PetroChina was 3,503,361,526 shares, representing 98.38% of the Company’s share capital.
IX. Prospect for the New Year
     In 2006, under the leadership of the new management and with scientific development as its priority, the Company will focus on safe and stable production, enhance production management and control and strengthen fundamental efforts and personnel training to improve the Company’s overall quality.
Shen Diancheng
Chairman of the Board
June 7, 2006